UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: June 1, 2008                         /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           President & CEO


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KOLA MINING CORP.                                              TRADING SYMBOLS
(Formerly Centrasia Mining)                                         TSXV - KM
300-1055 WEST HASTINGS STREET                                      OTCBB - CTMHF
VANCOUVER, B.C. V6E 2E9                                        FRANKFURT - C8M

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  KOLA MINING ANNOUNCES 1.977-BILLION POUND NICKEL NI 43-101 RESOURCE ESTIMATE


VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) ("The Company") is pleased to announce a NI 43-101 compliant resource at the Souker project on the Kola Peninsula, Russia of 103,000,000 tonnes at a grade of 0.26% Ni and 0.06% Cu classified as Indicated Mineral Resources and an additional 261,000,000 tonnes at a grade of 0.24% Ni and 0.06% Cu classified as Inferred Mineral Resources, containing a combined indicated and inferred resource of 1.977 billion pounds (898,000 tonnes) of nickel metal. SRK Consulting (Canada) Inc. audited the resource prepared by Kola Mining Corp. and is now completing the NI 43-101 Technical Report which will be completed within 45 days. A summary of the resource report follows:

The Mineral Resource Statement for the project in the table below are based on an open pit optimization that utilized a nickel price of 8.00 USD/lb, a 70% metallurgical recovery, and a smelter payable of 70%.. Copper was not used in the pit optimization.

                                    TABLE 1

       MINERAL RESOURCE STATEMENT* FOR THE SOUKER NICKEL-COPPER DEPOSIT,
      MURMANSK OBLAST, RUSSIAN FEDERATION, SRK CONSULTING, JUNE 10, 2008.
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                                               Grade Contained Metal
Resource                           ---------------------------------------------
Classification    Quantity         Nickel       Copper      Nickel       Copper
                  (million          (%)          (%)       (million     (million
                   tonnes)                                  pounds)      pounds)
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Indicated+          103             0.26         0.06          590         132
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Inferred+           261             0.24         0.06        1,387         346
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*  Mineral  resources  are not  mineral  reserves  and do not have  demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. The cut-off grades are based on metal price assumptions of US $8.00 per pound of nickel, and a metallurgical recovery of seventy percent for nickel, 70% smelter payable, unit mining costs US$1.75 per tonne, processing cost US$7.00 per tonne, G and A US$1.20, slope angle 50 degrees. Copper was not used in the pit optimization.

+ Reported at a cut-off grade of 0.131% Nickel contained within a potentially economic open pit.


Data used for this estimate included past Soviet era drilling and all finalized drilling results from the 2007-2008 Kola drill programs up until May 15, 2008. These data have been audited by SRK in accordance with "CIM Estimation of Mineral Resources Best Practices Guidelines." The resource model was interpolated using ordinary kriging with all of the assay data available. The drilling data is summarized below.


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                                      -2-


                                    TABLE 2

             SUMMARY OF DATA PROVIDED BY KOLA MINING FOR THE SOUKER NICKEL-COPPER DEPOSIT, RUSSIAN FEDERATION, AS OF MAY 15, 2008.

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                                                         Metres          Metres
                         No. of        Metres           Assayed         Assayed
Drilling Period           holes       Drilled            For Ni          For Cu
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Soviet, 1970's and          97        27,989.6          6,978.3          6,975.0
1980's
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Kola, 2007-2008             68         8,630.3          8,168.4          7,965.8
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             TOTAL         165        36,619.9         15,146.7         14,940.8
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The Kola  Peninsula  has a long history of mining and as a result has  excellent mining infrastructure. There is ample electric power and water on the property. A major paved road crosses the north edge of the property. There is a rail siding within 3 km, as well as a deep-water all season port at Pechenga that is only 35 km away from the site. The property is situated within 12 km of the smelter at the town of Nickel, and 14 km of the smelter at the town of Zapolyarny. A trained nickel mining workforce is available in those towns.

Cary Pinkowski, CEO, says; "This is one of the largest undeveloped sulfide nickel deposits in the world. The Souker deposit is open for expansion to the east, southwest and at depth. Due to excellent existing infrastructure and lack of permafrost, operating conditions in this region are optimal. We have achieved a major milestone on our path to production".

The mineral resources are reported in accordance with Canadian Securities Administrators' National Instrument 43-101 and have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves. The audit of this resource estimate was completed by Jeffrey Volk, C.P.G. (AIPG #21559), an independent qualified person as this term is defined in National Instrument 43-101. The effective date of this resource estimate is May 28, 2008. A comprehensive technical report will be produced by SRK within 45 days of the issue of this press release.

The mineral resources are reported at a cut-off grade to reflect the "reasonable prospects" for economic extraction. SRK considers that portions of the Souker nickel deposit are amenable for open pit extraction, and has not considered underground mining methods for deeper portions of the deposit. The "reasonable prospects for economic extraction" requirement was tested by designing a series of conceptual pit shells using the Lerchs-Grossman optimising algorithm. These parameters were selected by SRK to represent an "optimistic" expectation reflecting the intent that the resource should comprise material that is potentially economically mineable in the future. The reader is cautioned that the results from the pit optimization are used solely for the purpose of reporting mineral resources that have "reasonable prospects" for economic extraction by an open pit. After review of several scenarios considering different metal prices, design criteria and operating costs assumptions, SRK has assumed the parameters in TABLE 1.

Bill Tafuri, P.Geol., the Company's Vice-President of Exploration, a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.



On behalf of the Board of Directors of KOLA MINING CORP.


/s/ CARY PINKOWSKI
__________________
Cary Pinkowski
CEO


        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Contact:

Kola Mining Corp.
Andrew Fedak
604.694.1600
www.kolamining.com

FORWARD-LOOKING STATEMENTS. THIS COMPANY PRESS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS AND INFORMATION RELATING TO THE COMPANY THAT ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT, AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. SUCH STATEMENTS REFLECT THE CURRENT RISKS, UNCERTAINTIES AND ASSUMPTIONS RELATED TO CERTAIN FACTORS INCLUDING, WITHOUT LIMITATIONS, COMPETITIVE FACTORS, GENERAL ECONOMIC CONDITIONS, CUSTOMER RELATIONS, RELATIONSHIPS WITH VENDORS AND STRATEGIC PARTNERS, THE INTEREST RATE ENVIRONMENT, GOVERNMENTAL REGULATION AND SUPERVISION, SEASONALITY, TECHNOLOGICAL CHANGE, CHANGES IN INDUSTRY PRACTICES, AND ONE-TIME EVENTS. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.

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